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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 28, 2004

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Enclosure:

One press release relating statement of Aventis Supervisory Board

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: January 28, 2004	By: /s/ Dirk Oldenburg
Name: Dirk Oldenburg Title: General Legal Counsel

Press Release
Your Contact:
Tony Roddam Aventis Global Media Relations Tel.: +33 3 88 99 11 38 Tony.Roddam@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.: +33 3 88 99 19 16 Corinne.Hoff@Aventis.com

Aventis Supervisory Board supports Management
Board's rejection of hostile bid from Sanofi-Synthelabo

Strasbourg, France, January 28, 2004—After a review and consideration of the terms and conditions of the unsolicited offer put forward by Sanofi-Synthelabo on Monday, January 26, 2004, the Supervisory Board of Aventis has unanimously concluded today that this bid is not in the best interest of Aventis shareholders and employees. Of the 16 Supervisory Board members, 15 were present at the meeting including the representative of Kuwait Petroleum Corp.

Consequently, the Supervisory Board recommends to the shareholders of Aventis to reject this hostile bid.

"The Supervisory Board supports the Management Board in its rejection of this offer and has mandated the Management Board to explore all scenarios offering a stronger industrial and social rationale for both our shareholders and our employees" said Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l'Europe • Espace Européen de l'Entreprise • F-67300 Schiltigheim

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers".

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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